Exhibit 13



                                                     January 23, 2003

Board of Directors
Printcafe Software, Inc.
Forty 24th Street
Pittsburgh, Pennsylvania 15222

Ladies and Gentlemen:

          We are pleased to confirm in writing our proposal, which we presented to you yesterday, to acquire all of the outstanding capital stock of Printcafe Software, Inc. ("Printcafe"). We value our relationship with Printcafe, and we believe that the strategic opportunity presented by a combination with our operations enables us to offer a purchase price that will provide maximum value for your shareholders. In addition, because our offer would be paid entirely in Creo common shares, your stockholders would share in the ongoing and future benefits of this business combination and also would enjoy the greater liquidity provided by the broader trading markets for Creo's shares.

Preliminary Valuation

          We are prepared to offer US$1.30 for each outstanding share of Printcafe common stock, payable in Creo common shares based on the average trading price of Creo shares for a period prior to the closing, subject to a maximum exchange ratio of 0.169935 Creo shares (corresponding to a $7.650 or lower average Creo trading price) and a minimum exchange ratio of 0.139037 Creo shares (corresponding to a $9.350 or higher average Creo trading price). The offer would not be subject to any financing condition. Our proposal provides an 8.33% premium over the closing price of Printcafe's stock on January 21, 2003 and an 11.11% premium over its 30-day volume-weighted average closing price. In the transaction, all outstanding Printcafe stock options would be cancelled in exchange for the payment (also in Creo shares) of the in-the-money spread, if any, of those options. Printcafe employees who become Creo employees will be entitled to the same benefits as new Creo employees, including the right to receive stock options for Creo shares.

Transaction Structure

          In order to complete the transaction in the shortest possible time, we contemplate that the offer would be structured as an exchange offer for any and all outstanding Printcafe shares, with a back-end merger to acquire any remaining shares not tendered in the tender offer. The exchange offer would be subject to customary conditions for a transaction of this type, and would be made pursuant to an acquisition agreement between Printcafe and Creo.

          We have prepared a draft of an acquisition agreement which we will provide to you shortly under separate cover.

          Our offer is based upon and assumes the continuance, without material adverse change, of the business and operations of Printcafe as they exist on the date hereof, and assumes that


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Printcafe's total transaction expenses for this business combination do not exceed an agreed-upon amount. Should your transaction expenses exceed such amount, we reserve the right to adjust our offer as appropriate.

          Our offer has been approved by our Board of Directors and does not require any approval by Creo's shareholders. In addition, completion of the offer would not require any Hart-Scott-Rodino filings or approvals, and at this point we are not aware of any other material regulatory approvals (other than customary US and Canadian securities filings) that would be necessary to complete the transaction.

Employee and Integration Matters

          We expect that the operations of Printcafe would be combined with those of Creo and would be run as a unit of Creo. We view Printcafe's employees as one of its most valuable assets. We anticipate that a substantial number of those employees would be offered the opportunity to remain with the business, and we hope that they take advantage of those opportunities. As you know, Creo is a worldwide operation and a global leader in its businesses, and we believe that your best employees will enjoy significantly enhanced career opportunities with Creo after completion of the transaction.

Time of the Essence

          We believe that in light of the current market and business conditions affecting Printcafe's operations, it is in the best interests of both of our companies to move expeditiously on this matter. We are prepared to devote the necessary resources to be in a position to submit a final proposal, to negotiate a definitive agreement and to close a transaction quickly. Accordingly, our offer will remain open until 5 pm, Pacific time, on February
7, 2003 and will thereupon expire if we have not entered into a definitive acquisition agreement with you.


Miscellaneous

          Finally, in considering our proposal you should also be aware that Creo views its investment in Printcafe as an integral part of its long-term business strategy, particularly for integrated print production and business management solutions, and accordingly we would not consider reducing or disposing of our investment in Printcafe or participating in any transaction that has that result. In this regard, we would like to confirm again that we have entered into unconditional agreements to acquire a total of 2,610,112 additional shares of Printcafe common stock, giving us beneficial ownership at this time of approximately 55% of Printcafe's outstanding common stock. We believe that Printcafe's board must take that important factor into account when evaluating Printcafe's strategic alternatives.

          We also want to emphasize that we are prepared to meet with you and your advisors at any time to negotiate price and any other terms in this offer as part of your process of considering strategic alternatives. In light of this and the factors mentioned above, we urge you in the strongest possible terms not to commit Printcafe to any transaction or take any other action without giving us a full opportunity to negotiate a transaction with you.

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          We are very excited about the prospect of combining our two companies for the benefit of all of our stockholders and other constituencies and having the opportunity to build a new and stronger Printcafe, which can thrive in the years ahead. We hope that you share our enthusiasm.


          Please feel free to direct any questions related to this proposal to Lenny Freilich at (604) 419-4769. Questions concerning the draft merger agreement or the proposed transaction structure can be directed to Paul Kacir, our general counsel, at (604) 453-4343 or to Lee Meyerson of Simpson Thacher & Bartlett at (212) 455-2000. We look forward to hearing from you soon.

                                                     Very truly yours,

                                                     CREO INC.


                                                     By: __/s/ Amos Michelson
                                                         --------------------
                                                     Name:   Amos Michelson
                                                     Title:  CEO


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